UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended April 2025

Commission File No. 001-41493

LICHEN INTERNATIONAL LTD

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

On April 2, 2025, Ms. Lourdes Felix tendered her resignation as a director and the Chair of the Audit Committee of Lichen International Limited (the “Company”), effective April 2, 2025. Ms. Lourdes Felix’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On April 2, 2025, Mr. Kipton Cariaga tendered his resignation as a director and the Chair of the Nominating Committee of the Company, effective April 2, 2025. Mr. Kipton Cariaga’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On April 2, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Jingyu Lian was appointed as the director, the Chair of the Audit Committee, and the Chair of the Nominating Committee of the Company, effective April 2, 2025.

The biographical information of Jingyu Lian is set forth below:

Ms. Lian has over 15 years of experience in accounting practice in the PRC. Ms. Lian has served as deputy chief accountant at Xiamen Taixin CPA Ltd. since December 2018, where she provides comprehensive financial and tax solutions to multiple PRC IPO companies throughout their listing process and post-listing compliance. From March 2010 to December 2018, Ms. Lian served as senior project manager at BDO China Shu Lun Pan CPAs LLP (Xiamen), where she led audit and liquidation projects for enterprises. Ms. Lian possesses extensive practical experience in IPO audits for multiple PRC companies, taxation, finance, and capital markets. Ms. Lian holds a Medium Level Accountant qualification in the PRC and is a Certified Public Accountant of China. She earned her bachelor’s degree in accounting from Hubei University in 2010.

Jingyu Lian does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

On April 2, 2025, Jingyu Lian has received and signed the offer letter provided by the Company. The term shall continue until her successor is duly elected and qualified. The Board of Directors may terminate the position as a director for any or no reason. The position shall be up for re-appointment every year by the Board of Directors of the Company. Jingyu Lian is entitled to compensation of US$5,000 for each calendar year, payable every half year. The offer letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen International Ltd

Date: April 4, 2025	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
10.1	Director Offer Letter with Jingyu Lian

3